Exhibit 99.2

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Notice of Redemption

for All of its 7 7/8% Senior Notes due 2020

KINGSEY FALLS, QC, May 19, 2015 - Cascades Inc. (TSX: CAS), a leader in recovery and the manufacturing of green packaging and tissue paper products, announced today that it has issued a notice of redemption for the US$21.532 million aggregate principal amount of its 7 7/8% Senior Notes due 2020 (the "2020 Notes") that remain outstanding after the consummation of its previously announced offer to purchase relating to the 2020 Notes (as well as any 2020 Notes subject to guaranteed delivery procedures to the extent not properly tendered). The redemption date is June 18, 2015, and the redemption price is 103.938% of the principal amount plus accrued and unpaid interest to, but not including, June 18, 2015. Cascades will use the proceeds of its previously completed private offering of 5.75% Senior Notes due 2023, together with borrowings under its revolving credit facility, to fund the redemption.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs approximately 10,700 men and women, who work in more than 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819 363-5164

hugo_damours@cascades.com

Source:

Allan Hogg

Vice-President and Chief Financial Officer

Cascades Inc.

819 363-5100